Subsidiaries of Quintana Energy Services Inc.

Entity	State of Formation
Quintana Energy Services LLC	Delaware
QES Pressure Pumping, LLC	Delaware
QES Pressure Control LLC	Oklahoma
Great White Well Control LLC	Delaware
QES Wireline LLC	Texas
QES Directional Drilling, LLC	Delaware
Centerline Trucking, LLC	Delaware
Twister Drilling Tools, LLC	Delaware
QES Management LLC	Delaware
Consolidated OWS Management, Inc.	Delaware
Q Directional MGMT, Inc.	Delaware